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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
BERGER HOLDINGS, LTD. (Name of Issuer)
Common Shares, Par Value $0.01 per Share (Title of Class of Securities)
084037407 (CUSIP NUMBER)
EURAMAX INTERNATIONAL, INC. 5445 Triangle Parkway, Suite 350 Norcross, GA 30092 Attention: R. Scott Vansant, Chief Financial Officer (770) 449-7066
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies to:
Dechert LLP 4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103 Attention: Geraldine A. Sinatra, Esq. (215) 994-4000
October 10, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five (5) copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 084037407	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amerimax Pennsylvania, Inc.
IRS Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		3,073,044*
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		3,073,044*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,073,044*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.5%*

14	TYPE OF REPORTING PERSON (See Instructions)
CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named herein.

SCHEDULE 13D

CUSIP NO. 084037407		Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amerimax Fabricated Products, Inc.
IRS Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		3,073,044*
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		3,073,044*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,073,044*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.5%*

14	TYPE OF REPORTING PERSON (See Instructions)
CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named herein.

SCHEDULE 13D

CUSIP NO. 084037407		Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Euramax International, Inc.
IRS Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		3,073,044*
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		3,073,044*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,073,044*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.5%*

14	TYPE OF REPORTING PERSON (See Instructions)
CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named herein.

SCHEDULE 13D

        This statement on Schedule 13D (this "Statement") relates to the offer by Amerimax Pennsylvania, Inc., a Pennsylvania corporation ("Purchaser") and an indirect wholly owned subsidiary of Euramax International, Inc., a Delaware corporation ("Parent") to purchase all the outstanding common shares (including the related preferred stock purchase rights), par value $.01 ("Common Shares") of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), at a price of $3.90 per Common Share, net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (5), and in the related Letter of Transmittal, dated October 20, 2003 (the "Letter of Transmittal"), a copy of which is filed herewith as Exhibit (6) (the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, collectively the "Offer"). Hereinafter, Parent, Purchaser and Amerimax Fabricated Products, Inc. may sometimes be referred to individually as a "Reporting Person" or collectively as the "Reporting Persons."

ITEM 1.    SECURITY AND ISSUER

        This Statement relates to the Common Shares of the Company. The address of the principal executive offices of the Company is:

Berger Holdings, Ltd.
805 Pennsylvania Boulevard
Feasterville, Pennsylvania 19053

ITEM 2.    IDENTITY AND BACKGROUND

        (a)-(c), (f) The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference. The principal offices of Amerimax Fabricated Products, Inc., a Delaware corporation, are located at 5445 Triangle Parkway, Suite 350, Norcross, Georgia 30092. The telephone number of Amerimax Fabricated Products, Inc. at such location is (770) 449-7066. The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

        (d)-(e) During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The information set forth in the "Introduction," "Sources and Amount of Funds" and "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION

        (a)-(b), (d)-(j) The information set forth in the "Introduction," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

        (c)   Not applicable.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        (a)-(c) The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference. As result of the Tender and Option Agreement, dated as of October 10, 2003, by and among the Reporting Persons and certain shareholders named thererin (a copy of which is filed herewith as Exhibit (2)), under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed beneficial owners of certain Common Shares as described in the Offer to Purchase. As a result of their relationship with the Reporting Persons, each of the persons and entities set forth on Schedule I of the Offer to Purchase may be deemed to have indirect beneficial ownership of the Common Shares deemed to be beneficially owned by the Reporting Persons; however, each such person and entity disclaims beneficial ownership of the Common Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons or entities is the beneficial owner of the Common Shares referred to in this Item for purposes of Section 13(d) of the Exchange Act or any other purpose.

        (d)   Not Applicable.

        (e)   Not Applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, Tender and Option Agreement, and Stock Option Agreement, respectively, are included as Exhibits 1, 2 and 3 to this Statement. To the best of the Reporting Persons' knowledge, except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons with respect to any securities of the Company.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME
(1)	Agreement and Plan of Merger, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(2)
Tender and Option Agreement, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc., Berger Holdings, Ltd. and certain shareholders named therein (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(3)
Stock Option Agreement, dated October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(4)	Joint Filing Statement by Amerimax Pennsylvania, Inc., Euramax International, Inc. and Amerimax Fabricated Products, Inc., dated October 20, 2003, attached hereto.
(5)
Offer to Purchase dated October 20, 2003 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(6)
Letter of Transmittal dated October 20, 2003 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(7)
Notice of Guaranteed Delivery dated October 20, 2003 (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(8)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 20, 2003 (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(9)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(10)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(11)	Press Release issued on October 13, 2003 (incorporated herein by reference to the Schedule TO-C filed by FAC Holding Corporation on October 14, 2003).
(12)
Summary Advertisement as published in the Wall Street Journal on October 20, 2003 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on October 20, 2003).
(13)
Joint Press Release issued on October 20, 2003 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(14)
Confidentiality Agreement, dated August 4, 2003, as amended, between Euramax International, Inc. and Berger Holdings, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Amerimax Pennsylvania, Inc.).

SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2003	AMERIMAX PENNSYLVANIA, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: October 20, 2003	AMERIMAX FABRICATED PRODUCTS, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: October 20, 2003	EURAMAX INTERNATIONAL, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(1)	Agreement and Plan of Merger, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(2)
Tender and Option Agreement, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc., Berger Holdings, Ltd. and certain shareholders named therein (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(3)
Stock Option Agreement, dated October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(4)	Joint Filing Statement by Amerimax Pennsylvania, Inc., Euramax International, Inc. and Amerimax Fabricated Products, Inc., dated October 20, 2003, attached hereto.
(5)
Offer to Purchase dated October 20, 2003 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(6)
Letter of Transmittal dated October 20, 2003 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(7)
Notice of Guaranteed Delivery dated October 20, 2003 (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(8)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 20, 2003 (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(9)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(10)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(11)	Press Release issued on October 13, 2003 (incorporated herein by reference to the Schedule TO-C filed by FAC Holding Corporation on October 14, 2003).
(12)
Summary Advertisement as published in the Wall Street Journal on October 20, 2003 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on October 20, 2003).
(13)
Joint Press Release issued on October 20, 2003 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of Amerimax Pennsylvania, Inc. filed with the Securities and Exchange Commission on October 20, 2003).
(14)
Confidentiality Agreement, dated August 4, 2003, as amended, between Euramax International, Inc. and Berger Holdings, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Amerimax Pennsylvania, Inc.).

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SCHEDULE 13D
SCHEDULE 13D
SIGNATURES
EXHIBIT INDEX